REO PLUS, INC.
3014 McCulloch Circle
Houston, Texas 77056
Telephone: 713/478-3832

November 2, 2012

VIA EDGAR

Sonia Gupta Barros
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Amendment No. 9 to Registration Statement on Form S-11 (the “Registration Statement”) Filed July 23, 2012 (File No. 333-170054); and
Request for Acceleration

Dear Ms. Barros:

In connection with the transmission of this letter, REO Plus, Inc. (the "Company") is filing Amendment No. 9 (the “”Amendment”) to the Registration Statement referred to above.  This amendment is filing an up-to-date auditor consent.  No substantive changes to the Registration Statement are being made.

Folake Ayoola has indicated that, after the filing of the Amendment, the staff of the U.S. Securities and Exchange Commission (the “Commission”) expects to have no further comments.  In view of the preceding, I, on behalf of the Company, hereby request that the Registration Statement be permitted to become effective at 5:00 p.m. (Eastern time) on Tuesday November 6, 2012, or as soon as possible thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.  In submitting this request, the Company hereby acknowledges that:

*	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your consideration of the request made herein.  Please contact the Company’s counsel or me with the staff’s decision on the Company's request and with any questions or comments the staff may have.  Once again, thank you.

Very truly yours,

REO PLUS, INC.

/s/ Richard J. Church

Richard J. Church, President